Exhibit 1

FOR IMMEDIATE RELEASE	25 June, 2014

| AGM Trading Update

■	Reported revenues for first five months up 1.2% at £4.425 billion in sterling, up 9.5% at $7.370 billion in dollars and up 4.5% at €5.365 billion in euros
■	Constant currency revenues up 9.8%, like-for-like revenues up 7.6%
■	Constant currency gross margin or net sales up 5.9%, like-for-like gross margin or net sales up 4.0%
■	Negative impact of exchange rates on reported revenue -8.6% in first five months
■	First five months like-for-like revenues, gross margin or net sales, profits, revenue margin and gross margin or net sales margin ahead of last year and in line with target
■	Constant currency average net debt in first five months of 2014 down by £473 million over same period in 2013

The following statement was made by the Chairman at the Company’s 42nd Annual General Meeting held in London at noon today:

“First, a few comments on current trading.

In the first five months of 2014, reported revenues were up 1.2% at £4.425 billion. Revenues in constant currency were up 9.8%, reflecting the continuing strength of the pound sterling, particularly against the US dollar, Euro and many currencies in the faster growth markets, as seen in the final quarter of 2013 and first quarter of this year. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 7.6% compared with the same period last year, an improvement over the first quarter of this year. Reported gross margin or net sales was down 2.5% at £3.908 billion, but up 5.9% in constant currency and up 4.0% like-for-like, a slight improvement on the first quarter. As outlined in the 2013 Preliminary Announcement, primarily due to the increasing scale of digital media buying within the Group’s media investment management businesses and of data investment management, gross margin or net sales is the more meaningful and accurate reflection of top-line growth. As a result the following commentary relates primarily to gross margin or net sales data.

The pattern of gross margin or net sales growth in 2014 is generally similar to the final quarter of 2013 and first quarter of 2014, with some overall further improvement in the last two months and with continuing growth across all geographies and all sectors. On a like-for-like basis, advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), as in the first quarter of 2014, continued to be the strongest sectors, with data investment management revenues and gross margin or net sales improving significantly in both April and May, partly reflecting the disposal of a call centre operation in the United States in April 2014. As in the first quarter, the mature markets of the United States and United Kingdom, showed the strongest growth, with Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe showing an improvement over the first quarter.

Regional review

By region;

North America, with constant currency growth of 5.5% and like-for-like growth of 4.6%, a slight improvement over the first quarter, continues to show consistent growth, with particularly strong growth in media investment management and with the custom parts of the Group’s data investment management and branding & identity and healthcare businesses, performing less well.

The United Kingdom, with constant currency growth of 7.4%, was up 7.0% like-for-like, a slower rate of growth than the first quarter of 2014, but still the strongest region as it was in the first quarter. The Group’s media investment management and direct, digital and interactive businesses performed strongly, as in the first quarter, partly offset by branding & identity.

Western Continental Europe, which slowed slightly in the final quarter of 2013, but improved in the first quarter of 2014, remains challenged from a macro economic point of view, improved in April but less so in May, with year to date constant currency growth of 1.0% and like-for-like growth of 0.6%, compared with 1.9% and 1.7% respectively in the first quarter. Germany, Finland, the Netherlands and Turkey grew well above the average but Austria, Belgium, Greece, Italy, Spain and Switzerland remain more difficult, as they were in the first quarter.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, improved in April and May, with constant currency gross margin or net sales up 9.6% and like-for-like growth up 4.5% in the first five months, compared with 8.2% and 3.2% respectively in the first quarter. Latin America, the BRICs1, the Next 112 parts of Asia Pacific and the CIVETS3 and the MIST4 grew strongly in April and May, well above the growth seen in the first quarter. In Asia Pacific, as in the first quarter, all markets, except Greater China, Malaysia and Japan grew strongly.

Business sector review

By communications services sector;

Advertising and Media Investment Management

In constant currencies, advertising and media investment management gross margin or net sales grew 6.9% with like-for-like growth of 5.4%, the strongest performing sector, although slightly lower than the first quarter. Growth in the Group’s media investment management businesses was consistently strong throughout 2013 and this has continued into the first five months of 2014.

Data Investment Management

On a constant currency basis, data investment management gross margin or net sales grew 1.7%, with like-for-like revenues up 1.6% in the first five months, a significant improvement over the first quarter’s like-for-like growth of 0.6%, partly the result of the sale of the call centre operation in the United States. This should result in higher gross margin or net sales growth than originally budgeted for the remainder of 2014. All regions, except North America, grew in the first five months, with double digit growth in Latin America and the Middle East.

1     Brazil, Russia, India and China (accounting for almost $1.05 billion revenues, including associates, in the first five months and almost $2.6 billion in the full year 2013)

2     Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for almost $350 million revenues, including associates, in the first five months and almost $800 million in the full year 2013)

3     Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $360 million revenues, including associates, in the first five months and over $800 million in the full year 2013)

4     Mexico, Indonesia, South Korea and Turkey (accounting for over $260 million revenues, including associates, in the first five months and over $600 million in the full year 2013)

Public Relations and Public Affairs

In constant currencies public relations and public affairs gross margin or net sales were up 2.2% and up 1.7% like-for-like in the first five months, similar to the first quarter. All regions, except Western Continental Europe and the Middle East were up, with North America strengthening compared with the first quarter.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency gross margin or net sales grew strongly at 8.2%, with like-for-like growth of 4.0% in the first five months, an improvement compared to the first quarter. All of the Group’s businesses in this sector, except branding & identity and healthcare communications, grew strongly.

Operating profitability

In the first five months, on a constant currency basis, revenues, profits and operating margins were ahead of the quarter one revised forecast and last year, in line with a full year gross margin or net sales margin targeted improvement of 0.3 margin points.

As indicated in the first quarter trading update, our quarter one revised forecasts show that full year like-for-like revenue growth will be up strongly and gross margin or net sales growth will be up over 3%, consistent with the first quarter and first five months.

For the remainder of 2014, the focus remains on growing revenues and gross margin or net sales faster than the industry average, driven by our leading position in new markets, in new media, in data investment management, including the application of technology and big data, horizontality and creativity. At the same time, we will concentrate on meeting our operating margin objectives, by managing absolute levels of costs and increasing our cost flexibility, in order to adapt our cost structure to significant market changes and leverage the potential of process simplification, off-shoring and out-sourcing.

Balance sheet highlights

Average net debt in the first five months of this year was £2.674 billion, compared to £3.147 billion in 2013, at 2014 exchange rates. This represents a decrease of £473 million, continuing to reflect the improvements in working capital in the second half of 2013 and also the benefit of converting the £450 million Convertible Bond in mid-2013. Net debt at 31 May 2014 was £3.213 billion, compared to £2.964 billion in 2013 (at 2014 exchange rates), an increase of £249 million, reflecting significantly increased net acquisition spend of £160 million and share buy-backs of £332 million in the first five months.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 31 transactions in the first five months; 18 acquisitions and investments were in new markets and 26 in quantitative and digital. Of these 13 were in both new markets and quantitative and digital.

Specifically, in the first five months of 2014, acquisitions and increased equity stakes have been completed in advertising and media investment management in Canada, the United Kingdom, France, the Netherlands, Poland, Russia, Turkey, the Middle East, South Africa, China, India and Vietnam; in data investment management in Italy, Spain, the Kingdom of Saudi Arabia and the United Arab Emirates; in public relations and public affairs in China; in direct, digital and interactive in the United States, the United Kingdom and China. Further acquisitions and investments were made in June in advertising and media investment management in Australia, South Africa and Peru; in data investment management in the United Kingdom and the Netherlands; in direct, digital and interactive in Vietnam.

Return of funds to share owners

As outlined in the June 2013 AGM statement, the Board gave consideration to the merits of increasing the dividend pay-out ratio from the then current level of approximately 40% to between 45% and 50%. Following that review, the Board decided to target a further increase in the pay-out ratio to 45% over the next two years and, as a result, declared an increase of 20% in the 2013 final dividend to 23.65p per share, which together with the interim dividend of 10.56p per share, made a total of 34.21p per share for 2013, an overall increase of 20%. This represented a dividend pay-out ratio of 42%, compared to a pay-out ratio of 39% in 2012. Your board is focusing on reaching the targeted dividend pay-out ratio of 45% in 2014.

During the first five months of 2014, 26.7 million shares, or 2.0% of the issued share capital, were purchased at a cost of £332 million and an average price of £12.43 per share, with 20.8 million shares being held as Treasury stock and 5.9 million shares held by the ESOP Trusts. This was in line with the decision by your Board to increase share buy-backs from 1-2% of the issued share capital to 2-3%.

Outlook

Following the Group’s record year in 2013, 2014 has started stronger and similar to the final quarter of 2013, with all geographies and sectors growing revenues and gross margin or net sales on both a constant currency and like-for-like basis. Like-for-like gross margin or net sales was up 4.0% compared with 3.8% in the first quarter of 2014 and 4.3% in the fourth quarter of last year, which together with quarter three were the strongest quarters of last year. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenues – positive or negative. On a constant currency basis, operating profit is above budget and well ahead of last year and the increase in the gross margin or net sales margin is in line with the Group’s full year target of a 0.3 margin point improvement on a constant currency basis.

Concerns remain globally over the four “grey swans” (known unknowns), with perhaps even six now in the case of the United Kingdom. They include the fragility of Eurozone, although probably less so than last year; the prospects for the Middle East, although probably now worse than a year ago; a Chinese or BRICs hard or soft landing, with most, if not all suffering a slowdown in 2013, and which continued into 2014; and, probably still most importantly, dealing with the US deficit and a record $16 trillion of debt, together with tapering, in the most effective way. In addition, although more parochially, the political decisions in the United Kingdom on Scottish devolution and Britain’s membership of the European Union, add further uncertainty to the United Kingdom economy. Very recently, all these concerns have been heightened by the emergence of three “black swans” (unknown unknowns). First, during the World Economic Forum last January, the acceleration of Sino/Japanese tensions over the Diaoyu/Senkaku Islands; secondly, the crisis in the

Ukraine; and, thirdly, the most recent terrible conflict in Iraq. All in all, whilst clients may be more confident than they were in September 2008, they broadly remain unwilling to take further risks. They remain focussed on a strategy of adding capacity and brand building in both fast growth geographic and functional markets, like digital and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. In addition, understandably, but perhaps inadvisedly, they also remain focussed, in a sub-trend pre-Lehman growth environment, on achieving their profitability objectives by cutting costs, rather than by growing the top-line.

The pattern for 2014 looks very similar to 2013, perhaps with slightly increased client confidence, enhanced by slightly stronger global GDP growth forecasts and the mini-quadrennial events of the Winter Olympics at Sochi, the FIFA World Cup in Brazil (which will position perceptions of Brazil and Latin America, just as the Beijing Olympics did for China, the World Cup did for South Africa and London 2012 did for the United Kingdom) and the mid-term Congressional Elections in the United States. Forecasts of worldwide real GDP growth still hover around 2.8%, with inflation of 2.5% giving nominal GDP growth of around 5.3% for 2014, a half a percent or so increase on 2013, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP, buoyed by incremental branding investments in the under-branded faster growing markets. Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt and for tax inversion reasons, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share.

All in all, 2014 looks likely to be another demanding year, as a strong United Kingdom pound and weak faster growth market currencies continue to take their toll on our reported results, but if budgets and quarter one revised forecasts are met, 2014 will be another strong year.

In addition, it is particularly pleasing to report continuing progress for the Group’s creative and effectiveness excellence with the award last week of the Cannes Lion to WPP for the most creative holding company for the fourth successive year since the awards inception and another to Ogilvy & Mather Worldwide for the third consecutive year as the most creative agency network. In a rare occurrence in our industry, Grey was named Global Agency of the Year 2013 by both US trade magazines Ad Age and Adweek. For the third consecutive year, WPP was awarded the EFFIE as the most effective Holding Company.

Form and Function

Finally, let me dig a little deeper into the real significance of the Cannes Festival of Creativity – and your Group’s extremely satisfactory performance there last week. And let me do so in a mood of celebration and congratulation – only slightly tempered by a touch of exasperation.

At least in the context of marketing communications, I believe that much of the business world, much of the financial world and even much of the media world, has still not fully grasped the nature of this word ‘creativity’.

Entirely rightly, we apply the word to works of art - to great dramas, great novels, great paintings, great passages of music, great television series. And what all these creations have in common is this: none has a purpose other than to delight. They are there, not to do anything . . . not to effect change of attitude or behaviour. They are there, to be judged, admired and appreciated for themselves - and for themselves alone.

The creativity that we see in such abundance at Cannes may at times, at glance value, seem to possess many of the same virtues: it can, and does, delight and be delightful. But it is different from fine art in one overwhelming respect. This is creativity with a clear commercial purpose: if it fails in that purpose, however beautiful it may seem, it will have failed. Full stop.

I stress this obvious but sometimes neglected distinction for two reasons. First, I believe there are still businesses that still see creativity as little more than a cosmetic: a final touch of lipstick to make a product look more appealing. They are profoundly wrong: and the world is full of case studies to prove them wrong. Applied creativity can be as central, as integral and as functional as any operating system; and should be expected to be so.

And secondly – and this is where my exasperation shows itself: to misrepresent commercial creativity as just a bit of fancy window-dressing is hugely to underrate the talents of those who create it. To make entrancing things within the unforgiving discipline of a marketing brief is a very, very difficult thing to do; and all the more so, since it’s often made to look so easy.

Our people did us more than proud at Cannes last week. It was a storming performance. And nobody should be surprised that WPP companies were recognised not just for their creativity but for their effectiveness: because creativity and effectiveness have never been alternatives. If you get the first one right, the second will follow.

The best people in our business not only know that but - crucially - know how to make it happen. Your company’s performance over the last year is witness to the fact that, on behalf of our clients, they have been making it happen over and over and over again.

So on behalf of your board and our share owners, it gives me very great personal pleasure to say to those multi-talented thousands: your contribution has been stellar. Thank you very much indeed.”

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.